January 5, 2007

Mr. William Demarest
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sotheby’s Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2005, filed
March 16, 2006 (File No. 1-09750)

Dear Mr. Demarest:

Below please find our response to the comments contained in your letter of December 20, 2006.

Exhibits 31.1 and 31.2

In future filings, when identifying the individual at the beginning of the certification, please do not include the title of the certifying individual.

Beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2006, we did not include the title of the certifying individual in Exhibits 31.1 and 31.2. We will also omit the title of the certifying individual in Exhibits 31.1 and 31.2 in the Company’s Form 10-K for the year ended December 31, 2006.

In future filings please ensure that your certifications follow the exact form presented in Item 601 of Regulation S-K. For example, it is inappropriate to replace the word “registrant” with “Company”, nor should you delete the words “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) or “(or persons performing the equivalent functions)” from the introductory language in paragraph 5.

In future filings, we will ensure that our certifications follow the exact form presented in Item 601 of Regulation S-K.

Additionally, as requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking further action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at (212) 606-7372 or Michael L. Gillis, Senior Vice President and Chief Accounting Officer, at (212) 894-2352 should you have additional questions or require additional information.

Sincerely,

/s/ William S. Sheridan
William S. Sheridan
Executive Vice President and Chief Financial Officer
Sotheby’s

cc:	Mr. Stephen E. Gallucci, Deloitte & Touche LLP
Mr. Greg Danilow, Weil, Gotshal & Manges LLP
Mr. Daniel L. Gordon, Division of Corporation Finance, SEC